

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2019

Caitlin Woodward
Associate General Counsel
Seaspan Corporation
2600 - 200 Granville Street
Vancouver, BC V6C 1S4

>   **Re: Seaspan Corporation**
>   **Form F-4**
>   **Filed May 13, 2019**
>   **File No. 333-231401**

Dear Ms. Woodward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Jessica Chen